

Locafy

Investor Presentation

October 2023

Nasdaq: LCFY

Disclaimers

Notice to Investors

This presentation does not constitute a prospectus, and should under no circumstances be understood as an offer to sell or solicitation of an offer to buy securities, nor will there be any sale of securities, in any state, province of jurisdiction in which such offer, solicitation or sale would be unlawful. This presentation also contains estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information. An investment in the securities is subject to a number of risks that should be considered by a prospective purchaser before purchasing securities.

You should not treat the contents of this presentation, or any information provided in connection with it, as financial advice, financial product advice or advice relating to legal, taxation or investment matters. No representation or warranty (whether express or implied) is made by the Company or any of its officers, advisors, agents or employees as to the accuracy, completeness or reasonableness of the information, statements, opinions or matters (express or implied) arising out of, contained in or derived from this presentation or provided in connection with it, or any omission from this presentation, nor as to the attainability of any estimates, forecasts or projections set out in this presentation. This presentation is provided expressly on the basis that you will carry out your own independent inquiries into the matters contained in the presentation and make your own independent decisions about the affairs, financial position or prospects of the Company.
Statements contained herein are made as of the date of this presentation unless stated otherwise, and neither this presentation, nor any sale of securities, shall under any circumstances create an implication that the information contained herein is correct as of any time after such date or that information will be updated or revised to reflect information that subsequently becomes available or changes occurring after the date hereof. The Company reserves the right to update, amend or supplement the information at any time in its absolute discretion (without incurring any obligation to do so).

The financial information for the financial quarter ended March 31, 2023 included in this investor update is not subject to the same closing procedures as our audited annual financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position, and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.

Australian Disclosure

Neither the Company, nor its related bodies corporate, officers, their advisers, agents and employees accept any responsibility or liability to you or to any other person or entity arising out of this presentation including pursuant to the general law (whether for negligence, under statute or otherwise), or under the Australian Securities and Investments Commission Act 2001, Corporations Act 2001, Competition and Consumer Act 2010 or any corresponding provision of any Australian state or territory legislation (or the law of any similar legislation in any other jurisdiction), or similar provision under any applicable law. Any such responsibility or liability is, to the maximum extent permitted by law, expressly disclaimed and excluded. Nothing in this material should be construed as either an offer to sell or a solicitation of an offer to buy or sell securities. It does not include all available information and should not be used in isolation as a basis to invest in the Company.

Forward-Looking Statements

The information in this presentation includes "forward-looking statements". Forward-looking statements can often be identified by the use of terminology such as "subject to", "believe", "anticipate", "plan", "expect", "intend", "estimate", "project", "may", "will", "should", "would", "could", "can", the negatives thereof, variations thereon and similar expressions, or by discussions of strategy. In addition, any statement or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

The forward-looking statements are based on current expectations, assumptions, and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments will be those that have been assumed or anticipated. These forward-looking statements are subject to a number of risks and uncertainties (some of which are beyond our control) that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's registration statements and periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

Locafy

Locafy uses automation and generative AI solutions to revolutionize the way businesses get found online.



Investment Highlights

BUSINESSES SPEND MORE THAN US$730B PER YEAR TO GAIN ONLINE VISIBILITY

SaaS PLATFORM AUTOMATES LABOR-INTENSIVE INDUSTRY

PRODUCTS DELIVER UNPRECEDENTED RESULTS IN LESS TIME AND WITH LOWER COSTS

60%
AVERAGE ANNUAL REVENUE GROWTH RATE
(Over FY21 – FY23)

TECHNOLOGY & BUSINESS CONSOLIDATION COMPLETE - PRIMED FOR GROWTH

EXPERIENCED MANAGEMENT TEAM AND WORLD LEADING SEO EXPERTS



Market Overview



Customers ONLY Look at Page 1

- **98%** of consumers search for local products and services online[1]
- **99%** of consumers do not go past Page 1 of Google search results for any product or service[2]
- Both local- and national- scale businesses lose revenue without relevant Page 1 search results.


Google

1. Local Consumer Review Survey 2023: Customer Reviews and Behavior (brightlocal.com)
2. We Analyzed 4 Million Google Search Results. Here's What We Learned About Organic CTR (backlinko.com)

AI is Tanking Rankings

AI has significantly impacted traditional SEO techniques and strategies, resulting in changes for business visibility online.

1 SEO drives online visibility

Businesses have typically relied on SEO services to gain prominence in relevant search terms to generate inquiries and revenue from sales.

2 AI is changing the SEO landscape

AI is flooding the internet with machine-generated content without utilizing “entities”, disrupting and impacting traditional SEO techniques and tactics, and causing a loss of well-established rankings.

Loss of Visibility = Loss of Revenue


AI

Online Visibility - US $730B Global Market

1. Businesses spend US$730B+ on SEO, advertising, and web design services to gain prominence in search results[1,2,3]
2. Traditionally, manual SEO success has been expensive, time-consuming and difficult to achieve
3. Locafy's products are among the only, if not the only, SaaS SEO solutions on the market of which the Company is aware

The global market for automated SEO solutions is sizable and growing. Locafy's technology is built, tested, proven and ready to scale in key markets.



1. Worldwide Digital Ad Spending 2023
2. Search Engine Optimization (SEO) - Global Strategic Business Report
3. Web Hosting Services Market Size, Share, Growth

Our Solution


SEO

Fast, Consistent, Cost-Effective SEO Results

Locafy replaces traditional SEO methods to deliver rapid results, typically within 30 days.

1. **Easy to deploy**, cost-effective SEO solutions delivered in a largely automated manner.
2. **Rapid results** gain prominence for businesses in relevant search results in markets they sell.
3. **Clear, consistent performance** - at least 99% of our clients will generate a Page 1 search result.

Locafy automatically creates unique and powerful business content within the SaaS Platform that rises above other machine-generated content to help businesses win.



“Entity-Based” Pages - Our Technology’s Edge

Locafy’s “Entity-Based” page structure is automatically built into proprietary landing pages published through the SaaS platform.

We generate unique, quality content utilizing **generative AI** for our pages, When that content is published within our “**Entity-Based**” site structure, our extensive testing has proved that Google can easily process, understand and associate keywords on our pages. Our approach also complements paid advertising revenue models of search engines.

- Locafy’s landing pages rapidly deliver prominence in local and national markets for competitive keywords in any market.

- Our analytics demonstrate clear results typically, in less than 30 days, and in many cases far less time than that.

Across our product range, Locafy technology is designed to help businesses rapidly rank and retain their valuable positions in search results.



Locafy's Family of SEO Products

Locafy's core SEO solutions are all based around the delivery of "Entity-Based" site structure, built into the landing pages, which are supported by quality content.

LOCAL

Locafy's **"Local"** solutions are designed to impact search visibility for businesses that operate in a physical location or a defined local service area.

NATIONAL

Locafy's **"National"** solutions enable large or multi-location businesses to rank highly in national markets for competitive keywords.

BRAND

Locafy's **"Brand"** solutions increase prominence of brands and their associated products in national search results and in online marketplaces (e.g. Amazon).


WELCOME
OPEN

Locafy's family of SEO products: Local

Local consumers rely on prominent Page 1 search results to determine buying decisions.

46% of all online search is for local products and services[1] - and there are only 3 places your local business can be found in search results

1. Paid Advertising
2. Local Map Packs
3. Organic Search Results

Locafy's "Local SEO" products help brands increase:

Relevance: Optimize for relevant high-value keywords associated to the business.

Proximity: Target consumers in the immediate proximity of a physical location or service area.

Prominence: Increase visibility in local search results including "near me" searches

Conversion: Customers can enhance their conversion with quality content and offers



1. How to rank in the Google 3-Pack (semrush.com)

Locafy

Locafy's Family of SEO Products: National

National businesses rely on ranking for valuable keywords regardless of the consumer's location

National businesses typically rely on spending potentially tens of thousands of dollars a month or more on paid advertising and/or SEO services.

1. Paid Advertising
2. Organic Search Results

Locafy's "National SEO" products work on any keywords in any market

Keystone: Locafy optimizes our landing pages for the "Entity" that best represents the business. By doing so, we enable the pages to rank for all the keywords associated to that "Entity".



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Locafy's Family of SEO Products: Brand

Brand businesses rely on prominent positioning in online e-Commerce marketplaces to drive sales.

Brand businesses would typically spend tens of thousands of dollars a month in PPC advertising and/or SEO services.

1 Paid Advertising

2 Organic Search Results

Locafy's "Brand SEO" products rapidly increase online product sales in e-commerce marketplaces

Brand Boost: Locafy optimizes landing pages with unique, curated content that impacts the presence of products associated with a brand in online marketplaces, wherever the products are promoted. Clients typically report sales increases of between 20% to 60% once Brand Boost is implemented.


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Our Commercial Edge - Speed, Cost and Scale

Locafy

1. **Time to impact**: Demonstrable results typically within 30 days of product delivery
2. **Cost Effective**: No lock in contracts, solutions starting from just a few hundred dollars a month
3. **No skills needed:** Simply advise what you want to rank for - our SaaS does the rest.
4. **Scalable:** Solution can be rapidly scaled in any market to many clients (one to many)

The Competitors

1. **Slow to effect:** Commonly promote services taking 9-12 months to take effect
2. **Expensive:** Usually longer-term commitments at thousands of dollars a month, plus up-front costs
3. **Highly skilled:** Requires deep SEO knowledge to implement and maintain rankings
4. **Labor intensive:** Not scalable or repeatable. Usually a one-to-one relationship

Go-to-Market Strategy

1 Strategic Partnerships

SEO is now big business for large, diverse media companies. Locafy intends targeting these organizations whose lucrative SEO revenue streams are threatened by huge changes in algorithms and AI.

2 Channel Sales

Digital agencies and SEO specialists want simple, reliable SEO products and services to sell to their clients. Locafy has partnered with a world class marketing technology company to target these prospects at scale.

3 Publishing Partnerships

Locafy has existing agreements with 20+ citation management companies, who collectively manage more than 8 million business listings which they collectively publish on our online directory networks. We plan to extend our existing commercial partnerships.

4 Direct customers

Locafy has an extensive database of business customers in its global directory database, which it can now target to offer our automated local SEO products.



Go-to-Market Approach Using Existing Data

Locafy has a substantial client base of publishing partners who could acquire our local SEO products.

1. **Global Directory Network**: Locafy publishes more than 66 million listing in 44 countries
2. **Established Commercial Contracts:** More than 20 publishing partners pay to list on our directories
3. **Integration to SaaS Platform:** Development work completed - any API partner is now connected
4. **In-Market Testing Underway:** Trialing local SEO products with some existing partners, automatically, built from business listing data.

Our Publishing Network

Hotfrog
AussieWeb Local Search
pinkpages
SuperPages

Our Largest Publishing Partners

Yext
newfold digital
web.com
Sulekha
advicelocal
SOCi
ZOHO
synup
uberall
BRANDIFY
data axle
Location Bank

Financial Overview

Nasdaq: LCFY, LCFYW



Scaling Profitably with a SaaS Revenue Model

Locafy's revenue largely comes from recurring subscriptions from a range of local, national and brand based SEO products and solutions as well as publishing contracts.

Locafy's pricing model is as follows:

- Local Product range starting at around US$200 / month - US$1,000+/ month
- National Product range starting at around US$500 / month - US$5,000+ / month
- Brand Product range starting at around US$2,000 / month - US$6,000+ / month
- Publishing agreements from around US$1,000 / month +



Locafy Products Gaining Traction in Key Markets

1 Major Media Company Signed and Selling

Locafy has secured a contract with a substantial US-based publisher to deploy Keystone to its national advertisers. This was after delivering highly successful in-market trials for our product.

2 Leading Martech Sales Company Engaged

Locafy has 107 active resellers as of June 30, 2023, primarily in North America and Australia. The engagement of the martech group is intended to accelerate reseller acquisition in the March 2024 quarter.

3 Publishing Partnership POCs Underway

Proof of Concept (POC) projects are in progress for our local SEO products with several existing commercial partners that publish business listing on our directory network. Potential for highly scalable sales.

4 Solid Database of Direct Customers

Locafy has several hundred direct clients and is now in a position to target our database of direct prospects who have entered their business listing data into our online directories.



Financial Highlights

Total Revenue Growth
27%
FY23 vs FY22

Subscription Revenue Growth
27%
FY23 v FY 22

Cost of Sales
19%
Mar. Quarter 23 vs Jun. Quarter 23

Gross Margin
82%
Jun. Quarter 23

Total Active Reseller Count
107
As of Jun. 30, 2023

Our Board

Experienced and focused on achieving profitable growth.



Collin Visaggio
Independent Chairman



Ranko Matic
Non-Executive Director



Gavin Burnett
Chief Executive Officer



Melvin Tan
Chief Financial Officer



Andrea Betti
Non-Executive Director

THANK YOU


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Investor Contact:

Gateway Group
Tom Colton or Chris Adusei-Poku
949-574-3860
LCFY@gateway-grp.com